SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2005


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

        PARK AZURIM, DERECH EIM HAMOSHAVOT 94, PETACH TIKVA 49527, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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Attached hereto and incorporated by reference herein are:

1. A press release, dated April 7, 2005, announcing the issuance of additional shares to Norfet and Leber pursuant to purchase price adjustment mechanisms under 2004 share purchase agreements.

2. The consolidated financial statements of Tefron Ltd. for the year ended December 31, 2004, prepared in accordance with generally accepted accounting principles in the United States. These financial statements were attached to the annual report of Macpell Industries Ltd., an Israeli company which owns approximately 21% of the outstanding ordinary shares of Tefron. Macpell is required by the Israeli Securities Authority to attach to its annual financial statements for the year ended December 31, 2004, the financial statements of Tefron.

     These financial statements are in addition to the financial statements of Tefron Ltd. for the year ended December 31, 2004, that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on March 23, 2005.


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                          By: /s/ Gil Rozen
                                          ----------------------
                                          Gil Rozen
                                          Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Finance Manager


Date: April 10, 2005


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